Exhibit 99.2

Byline Bancorp, Inc.™

BY
LISTED
NYSE

3Q26 Earnings Presentation



Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgment and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Leading Chicago Commercial Banking Franchise

Company Overview

A Chicago-based commercial bank with the strength, scale, and product offerings to compete effectively in our markets—delivering value to stockholders, customers, employees, and the communities we serve

Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Crystal Lake
Mundelein
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

43
Chicagoland Branch Locations

#2
Largest Bank Headquartered in Chicago(1)

BY at a Glance ($mm)

Size

$9.9 Billion	Total Assets
$7.5 Billion	Total Loans & Leases
$8.0 Billion	Total Deposits
$1.7 Billion	Market Cap(1)
$1.1 Billion	Tangible Common Equity (TCE)(2)

Aspiration

Preeminent Commercial Bank in Chicago

- Grow Customer Relationships
- Drive Profitable Growth
- Maintain Balance Sheet Strength
- Strategic Investment

Growth Strategy

Gain market share in commercial banking
Target lower middle market customers with full-service relationship banking to drive share and deepen engagement

Grow low-cost deposits
Build a stable funding base by growing business banking deposits and optimizing balance sheet efficiency

Supplement organic growth through acquisitions
Leverage acquisition expertise to capitalize on market opportunities

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Data as of quarter ended September 30, 2026 or most recent available.
(1) BY market capitalization as of September 30, 2026. Second largest bank headquartered in Chicago based on total assets.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Third Quarter 2026 Highlights

$41.8 million	$0.94	4.33%	2.45%
NET INCOME	DILUTED EPS	NET INTEREST MARGIN	PTPP ROAA[(1)(2)]

PERFORMANCE OVERVIEW

- Delivered record revenue of $121.0 million, up 2.8%
- Record net interest income of $103.7 million, up 2.8%
- PTPP ROAA of 2.45%[(1)], marking the 16th consecutive quarter above 2.00%
- Effective tax rate of 23.3%, reflecting impact of tax credits

STRONG FINANCIAL PERFORMANCE

Broad-based earnings growth, margin expansion and disciplined capital return

PROFITABILITY & RETURNS

Reported results

Return on Average Assets[(2)]	1.67%
Return on Tangible Common Equity[(1)(2)]	14.78%
Efficiency Ratio	48.40%
Loan / Deposit Ratio	93.2%
TCE / Tangible Assets[(1)]	11.12%
Tangible Book Value / Share[(1)]	$24.14

CAPITAL RETURN TO STOCKHOLDERS

Total payout ratio[(3)] of 63.2%, inclusive of dividends and share repurchases

KEY HIGHLIGHTS *(compared to 3Q25)*

+14.6%	EPS growth
+6.9%	TBV per common share growth[(1)]
+2.7%	Deposit growth
+114 bps	Common Equity Tier 1 growth
260 bps	Efficiency ratio improvement[(1)]

Data as of or for the quarter ended September 30, 2026, unless otherwise noted. Comparisons against quarter ended June 30, 2026, unless otherwise noted.

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

(2) Annualized.

(3) Total payout ratio is inclusive of common dividends and common share repurchases divided by net income.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$7,461
$7,523
$7,485
$7,564
$7,490
7.14%
6.95%
6.84%
6.84%
6.87%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Total Loans and Leases
Average Loan and Lease Yield

Highlights

- Total loans and leases of $7.5 billion, down $73.5 million or 1.0%
  - Originated $362.3 million in new loans in 3Q26, net of loan sales
    - Commercial banking and CRE production of $126.6 million and $113.6 million, respectively
- $396 million of payoffs and $105 million of loan sales exceeded new fundings
- Line utilization of 57%, down from 61%, reflecting higher net repayments
- Average loan yield increased three basis points to 6.87%

Portfolio Composition



C&I
43%
Leasing
10%
Owner Occ.
CRE
20%
Non-Owner
Occ. CRE
13%
C&D
4%
Resi
11%

Utilization Rates



65%
63%
61%
59%
57%
55%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Line Usage %
Last 12 Months Average

Originations and Payoffs



$264
$205
$323
$361
$241
$320
$234
$339
$362
$396
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Loan & Lease Originations
Loan & Lease Payoffs

(1) Annualized.

Deposit Trends *($ in millions)*

Deposit Composition



$7,828
$7,647
$7,802
$7,871
$8,039
5.5%
14.7%
44.0%
11.1%
24.7%
5.5%
14.3%
44.9%
11.5%
23.8%
5.6%
15.0%
44.1%
12.0%
23.3%
5.9%
14.6%
40.7%
15.6%
23.2%
6.1%
14.4%
39.4%
16.8%
23.3%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Non-Interest Checking
Interest-Bearing Checking
MMDA & Savings
Time <$250K
Time >=$250K

Highlights

- Total deposits were $8.0 billion, up 8.5%(1) from 2Q26
  - Excluding brokered, deposits were up 13.8%(1)
- Growth led by interest-bearing checking, up $117 million, with increases in non-interest bearing and time deposits
  - Non-interest-bearing checking remained stable at 23.3%
- Cost of deposits of 1.95%, up three basis points
  - Cost of interest-bearing deposits of 2.54%, up five basis points

Avg. Non-Interest-Bearing Deposits



$1,889
$1,910
$1,791
$1,792
$1,856
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Cost of Interest-Bearing Deposits



2.85%
2.61%
2.48%
2.49%
2.54%
2.16%
1.97%
1.91%
1.92%
1.95%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Cost of Interest-Bearing Deposits
Cost of Deposits

(1) Annualized.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$99.9
$101.3
$99.9
$100.8
$103.7
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Highlights

- Net interest income was $103.7 million, up 2.8% from 2Q26
  - Increase driven by higher securities income, lower borrowing costs and day count
- Net interest margin of 4.33%, up 5 bps and up 6 bps Y/Y

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Shock +100 bps: +$18 million or +4.4% increase in NII (+$4.4 million per 25 bps)
- Ramp +100 bps: +$9 million or +2.2% increase in NII (+$2.2 million per 25 bps)

Repricing Mix



Other
4%
Prime
19%
Fixed
43%
SOFR
34%

NIM, Yields and Costs



7.14%
6.95%
6.84%
6.84%
6.87%
4.27%
4.35%
4.33%
4.28%
4.33%
3.38%
3.24%
3.51%
3.52%
3.72%
2.16%
1.97%
1.91%
1.92%
1.95%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$100.8 Million NII
$103.7 Million NII
4.28%
0.07%
(0.03%)
(0.06%)
0.07%
4.33%
Q2 2026 NIM
Cash & Securities
Loans & Leases
Total Deposits
Borrowed Funds
Q3 2026 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$15.8
$15.7
$12.5
$16.9
$17.3
19%
9%
44%
11%
17%
27%
8%
34%
13%
18%
14%
10%
44%
9%
23%
28%
10%
36%
11%
17%
34%
8%
34%
7%
17%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Fees and service charges on deposits
Net servicing fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income totaled $17.3 million, up 2.7% from 2Q26, reflecting:
  - Wealth management and trust income grew 9.7%
  - Higher customer swap income
  - $665,000 negative fair value adjustment on the loan servicing asset

Government Guaranteed Loan Sales

- $5.8 million in gain on sale of loans sold, driven by higher premiums
- $70.8 million of guaranteed loans sold in 3Q26

Net Gains on Sales of Loans



$7.0
$5.4
$5.5
$6.1
$5.8
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$92.9
$78.9
$71.8
$78.1
$70.8
9.38%
8.83%
10.23%
9.77%
10.59%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
10-year loans
25-year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense


$60.5
$60.4
$57.2
$56.5
$59.8
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit, and other professional fees
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expense of $59.8 million, up 5.9% from 2Q26, reflecting:
  - $3.4 million increase in salaries and employee benefits primarily due to higher incentive compensation
- Continued focus on operating efficiency and expense discipline
  - Adjusted efficiency ratio(1) of 48.40%, up 189 bps, down 187 bps Y/Y
  - Adjusted NIE / AA of 2.39%, up 12 bps, down 5 bps Y/Y

Non-Interest Expense Bridge


$56.5
$3.4
($0.2)
($0.5)
$0.3
$0.3
$59.8
Q2 2026
Salaries & employee benefits
Occupancy & equipment
Impairment charge on assets held for sale
Legal, audit, and other professional fees
All other non-interest expense
Q3 2026

Efficiency Ratio


51.00%
50.27%
50.32%
50.15%
49.78%
49.78%
46.93%
46.51%
48.40%
48.40%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Adjusted Efficiency Ratio(1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Asset Quality Trends *($ in millions)*

Net Charge-offs


$7.1
$6.7
$6.0
$4.4
$5.8
0.38%
$7.3
0.36%
$6.7
0.32%
$6.0
0.24%
$4.4
0.31%
$5.8
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)


$105.7
$108.8
$108.9
$111.9
$113.0
1.42%
1.45%
1.46%
1.48%
1.51%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
ACL
ACL as % of Total Loans and Leases

NPLs / Total Loans and Leases


0.85%
0.11%
0.07%
0.67%
0.95%
0.13%
0.07%
0.75%
0.90%
0.10%
0.07%
0.73%
0.92%
0.11%
0.07%
0.74%
1.14%
0.13%
0.07%
0.94%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
NPLs ex. Government Guaranteed & PCD
PCD
Government Guaranteed NPLs

Criticized & Classified Loans and Leases


4.2%
4.7%
4.5%
3.9%
3.1%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Criticized & Classified Loans and Leases as a % of Total Loans and Leases

Note: Criticized & classified loans and leases risk-rated special mention or worse.

Capital Position

Capital Ratios



15.81%
10.78%
15.34%
11.29%
15.55%
11.13%
15.96%
11.36%
16.37%
11.12%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Total Capital Ratio
TCE / TA (1)

Highlights

- Capital Priorities:
  - Organic Growth
  - Dividend
  - M&A
  - Buyback
- Regulatory capital ratios increased; TCE declined on higher AOCI
- Increased cash dividend by 16.7% to $0.14 per share during 3Q26
- Repurchased 521,980 shares, or $20.4 million of common stock under the share repurchase program
- Announced merger agreement with Illinois State Bancorp, Inc.

Common Equity Tier 1



12.15%
12.33%
12.55%
12.92%
13.29%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Return on Average Tangible Common Equity



15.36%
15.11%
13.02%
12.97%
13.77%
13.77%
14.60%
14.47%
14.78%
14.78%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.™

3Q26 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~64% of Total Deposits are FDIC Insured



Consumer Deposits, $3.7 billion
Commercial Deposits, $4.3 billion
Insured 87%
Uninsured 13%
Uninsured 56%
Insured 44%
Total Deposits
$8.0 Billion
as of 9/30/26

…with **limited concentration** and a granular customer base providing a **stable** source of funding

Consumer Deposits(1)

$3.7 billion at 9/30/26

Customer Base
~117,000
Consumer Accounts

Deposit Base
~$32,000
Average Account Balance



Total Franchise
44
Branches

Broad footprint across greater Chicagoland and key urban MSAs in Wisconsin

Commercial Deposits

$4.3 billion at 9/30/26

Customer Base
~28,000
Commercial Accounts

Deposit Base
~$153,000
Average Account Balance

(1) Excludes brokered deposits.

Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents of $218.7 million
- $2.4 billion of secured borrowing capacity
- Uninsured deposits are 35.7% of total deposits
- Established $150 million of secured borrowing capacity across repurchase counterparties, strengthening our liquidity sources

Highlights

- Investment portfolio duration: 4.2 years; net of hedges: ~4.1 years
- Investment portfolio annual cash flow: ~$213 million
- $1.6 billion investment portfolio, entirely available-for-sale
- Taxable securities yield of 3.72%

Securities + Cash (Average)



$1,779
$194
$1,585
$1,696
$191
$1,506
$1,743
$127
$1,616
$1,853
$145
$1,707
$1,941
$212
$1,729
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 2%
Treasury & Agency 16%
Corporate 1%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 73%

Government Guaranteed Lending *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$387.6	5.1%
Guaranteed	68.3	0.9%
Total SBA 7(a) Loans	**$455.9**	**6.1%**
Unguaranteed	$27.5	0.4%
Guaranteed	21.8	0.3%
Total USDA Loans	**$49.3**	**0.7%**

Highlights

- Since 2016, the unguaranteed portion of our government guaranteed portfolio has decreased from 14.6% to 5.5%
- Closed $118.0 million in SBA 7(a) and USDA loan commitments
- SBA 7(a) portfolio $455.9 million, up $13.8 million, or 3.1% from 2Q26
  - ACL / Unguaranteed loan balance ~7.9%
- $1.6 billion in government guaranteed loans serviced for investors as of 3Q26

ACL / Unguaranteed Loan Balance



7.8%
9.0%
8.0%
7.9%
7.9%
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

SBA 7(a) & USDA Closed Loan Commitments



$123.6
$106.9
$98.7
$115.5
$118.0
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
USDA
SBA 7(a)

Financial Summary

	As of or For the Three Months Ended				
(dollars in thousands, except per share data)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Income Statement					
Net interest income	$ 103,676	$ 100,836	$ 99,863	$ 101,255	$ 99,890
Provision for credit losses	6,748	7,162	5,537	9,702	5,298
Non-interest income	17,332	16,876	12,538	15,750	15,845
Non-interest expense	59,800	56,479	57,189	60,369	60,518
Income before provision for income taxes	54,460	54,071	49,675	46,934	49,919
Provision for income taxes	12,674	13,890	12,096	12,413	12,719
Net income	$ 41,786	$ 40,181	$ 37,579	$ 34,521	$ 37,200
Diluted earnings per common share[(1)]	$ 0.94	$ 0.90	$ 0.83	$ 0.76	$ 0.82
Balance Sheet					
Total loans and leases HFI	$ 7,461,517	$ 7,542,411	$ 7,475,272	$ 7,509,369	$ 7,440,755
Total deposits	8,039,110	7,870,762	7,801,816	7,647,443	7,828,197
Tangible common equity[(1)]	1,078,427	1,106,165	1,081,007	1,067,386	1,035,668
Balance Sheet Metrics					
Loans and leases / total deposits	93.17%	96.10%	95.94%	98.37%	95.31%
Tangible common equity / tangible assets[(1)]	11.12%	11.36%	11.13%	11.29%	10.78%
Key Performance Ratios					
Net interest margin	4.33%	4.28%	4.33%	4.35%	4.27%
Efficiency ratio	48.40%	46.93%	49.78%	50.32%	51.00%
Adjusted efficiency ratio[(1)]	48.40%	46.51%	49.78%	50.15%	50.27%
Non-interest income to total revenues	14.32%	14.34%	11.15%	13.46%	13.69%
Non-interest expense to average assets	2.39%	2.27%	2.37%	2.47%	2.47%
Return on average assets	1.67%	1.63%	1.56%	1.41%	1.52%
Adjusted return on average assets[(1)]	1.67%	1.65%	1.56%	1.42%	1.54%
Pre-tax pre-provision return on average assets [(1)]	2.45%	2.49%	2.29%	2.32%	2.25%
Dividend payout ratio on common stock	14.89%	13.33%	14.46%	13.16%	12.20%
Tangible book value per common share[(1)]	$ 24.14	$ 24.48	$ 23.79	$ 23.44	$ 22.58

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Net income and earnings per share excluding significant items					
Reported Net Income	$ 41,786	$ 40,181	$ 37,579	$ 34,521	$ 37,200
Significant items:					
Loss on extinguishment of debt	—	—	—	—	843
Impairment charges on assets held for sale	—	496	—	195	—
Tax benefit	—	(130)	—	(50)	(221)
Adjusted Net Income	$ 41,786	$ 40,547	$ 37,579	$ 34,666	$ 37,822
Reported Diluted Earnings per Share	$ 0.94	$ 0.90	$ 0.83	$ 0.76	$ 0.82
Significant items:					
Loss on extinguishment of debt	—	—	—	—	0.02
Impairment charges on assets held for sale	—	0.01	—	—	—
Tax benefit	—	—	—	—	(0.01)
Adjusted Diluted Earnings per Share	$ 0.94	$ 0.91	$ 0.83	$ 0.76	$ 0.83

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Adjusted non-interest expense:					
Non-interest expense	$ 59,800	$ 56,479	$ 57,189	$ 60,369	$ 60,518
Less: Loss on extinguishment of debt	—	—	—	—	843
Less: Impairment charges on assets held for sale	—	496	—	195	—
Adjusted non-interest expense	$ 59,800	$ 55,983	$ 57,189	$ 60,174	$ 59,675
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 59,800	$ 55,983	$ 57,189	$ 60,174	$ 59,675
Less: Amortization of intangible assets	1,235	1,235	1,235	1,494	1,494
Adjusted non-interest expense ex. amortization of intangible assets	$ 58,565	$ 54,748	$ 55,954	$ 58,680	$ 58,181
Pre-tax pre-provision net income:					
Pre-tax income	$ 54,460	$ 54,071	$ 49,675	$ 46,934	$ 49,919
Add: Provision for credit losses	6,748	7,162	5,537	9,702	5,298
Pre-tax pre-provision net income	$ 61,208	$ 61,233	$ 55,212	$ 56,636	$ 55,217
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 61,208	$ 61,233	$ 55,212	$ 56,636	$ 55,217
Add: Loss on extinguishment of debt	—	—	—	—	843
Add:Impairment charges on assets held for sale	—	496	—	195	—
Adjusted pre-tax pre-provision net income	$ 61,208	$ 61,729	$ 55,212	$ 56,831	$ 56,060
Tax equivalent net interest income:					
Net interest income	$ 103,676	$ 100,836	$ 99,863	$ 101,255	$ 99,890
Add: Tax-equivalent adjustment	167	178	196	213	228
Net interest income, fully taxable equivalent	$ 103,843	$ 101,014	$ 100,059	$ 101,468	$ 100,118
Total revenues:					
Net interest income	$ 103,676	$ 100,836	$ 99,863	$ 101,255	$ 99,890
Add: Non-interest income	17,332	16,876	12,538	15,750	15,845
Total revenues	$ 121,008	$ 117,712	$ 112,401	$ 117,005	$ 115,735

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
	As of or For the Three Months Ended				
Tangible common stockholders' equity:					
Total stockholders' equity	$ 1,275,242	$ 1,304,215	$ 1,280,292	$ 1,267,906	$ 1,237,682
Less: Goodwill and other intangibles	196,815	198,050	199,285	200,520	202,014
Tangible common stockholders' equity	$ 1,078,427	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668
Tangible assets:					
Total assets	$ 9,898,780	$ 9,932,465	$ 9,909,680	$ 9,652,676	$ 9,812,375
Less: Goodwill and other intangibles	196,815	198,050	199,285	200,520	202,014
Tangible assets	$ 9,701,965	$ 9,734,415	$ 9,710,395	$ 9,452,156	$ 9,610,361
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 1,343,362	$ 1,337,584	$ 1,333,423	$ 1,290,789	$ 1,208,290
Less: Average goodwill and other intangibles	197,424	198,629	199,943	201,251	202,723
Average tangible common stockholders' equity	$ 1,145,938	$ 1,138,955	$ 1,133,480	$ 1,089,538	$ 1,005,567
Average tangible assets:					
Average total assets	$ 9,923,536	$ 9,882,985	$ 9,797,832	$ 9,683,103	$ 9,716,920
Less: Average goodwill and other intangibles	197,424	198,629	199,943	201,251	202,723
Average tangible assets	$ 9,726,112	$ 9,684,356	$ 9,597,889	$ 9,481,852	$ 9,514,197
Tangible net income:					
Net income	$ 41,786	$ 40,181	$ 37,579	$ 34,521	$ 37,200
Add: After-tax intangible asset amortization	913	912	912	1,104	1,103
Tangible net income	$ 42,699	$ 41,093	$ 38,491	$ 35,625	$ 38,303
Adjusted tangible net income:					
Tangible net income	$ 42,699	$ 41,093	$ 38,491	$ 35,625	$ 38,303
Add: Loss on extinguishment of debt	—	—	—	—	843
Add:Impairment charges on assets held for sale	—	496	—	195	—
Add: Tax benefit on significant items	—	(130)	—	(50)	(221)
Adjusted tangible net income	$ 42,699	$ 41,459	$ 38,491	$ 35,770	$ 38,925

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended				
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 61,208	$ 61,233	$ 55,212	$ 56,636	$ 55,217
Average total assets	9,923,536	9,882,985	9,797,832	9,683,103	9,716,920
Pre-tax pre-provision return on average assets	2.45%	2.49%	2.29%	2.32%	2.25%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 61,208	$ 61,729	$ 55,212	$ 56,831	$ 56,060
Average total assets	9,923,536	9,882,985	9,797,832	9,683,103	9,716,920
Adjusted pre-tax pre-provision return on average assets	2.45%	2.51%	2.29%	2.33%	2.29%
Net interest margin, fully taxable equivalent:					
Net interest income, fully taxable equivalent	$ 103,843	$ 101,014	$ 100,059	$ 101,468	$ 100,118
Total average interest-earning assets	9,509,183	9,457,037	9,347,232	9,230,799	9,288,078
Net interest margin, fully taxable equivalent	4.33%	4.29%	4.34%	4.36%	4.28%
Non-interest income to total revenues:					
Non-interest income	$ 17,332	$ 16,876	$ 12,538	$ 15,750	$ 15,845
Total revenues	121,008	117,712	112,401	117,005	115,735
Non-interest income to total revenues	14.32%	14.34%	11.15%	13.46%	13.69%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 59,800	$ 55,983	$ 57,189	$ 60,174	$ 59,675
Average total assets	9,923,536	9,882,985	9,797,832	9,683,103	9,716,920
Adjusted non-interest expense to average assets	2.39%	2.27%	2.37%	2.47%	2.47%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 58,565	$ 54,748	$ 55,954	$ 58,680	$ 58,181
Total revenues	121,008	117,712	112,401	117,005	115,735
Adjusted efficiency ratio	48.40%	46.51%	49.78%	50.15%	50.27%
Adjusted return on average assets:					
Adjusted net income	$ 41,786	$ 40,547	$ 37,579	$ 34,666	$ 37,822
Average total assets	9,923,536	9,882,985	9,797,832	9,683,103	9,716,920
Adjusted return on average assets	1.67%	1.65%	1.56%	1.42%	1.54%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 41,786	$ 40,547	$ 37,579	$ 34,666	$ 37,822
Average stockholders' equity	1,343,362	1,337,584	1,333,423	1,290,789	1,208,290
Adjusted return on average stockholders' equity	12.34%	12.16%	11.43%	10.65%	12.42%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
Tangible common equity to tangible assets:					
Tangible common equity	$ 1,078,427	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668
Tangible assets	9,701,965	9,734,415	9,710,395	9,452,156	9,610,361
Tangible common equity to tangible assets	11.12%	11.36%	11.13%	11.29%	10.78%
Return on average tangible common stockholders' equity:					
Tangible net income	$ 42,699	$ 41,093	$ 38,491	$ 35,625	$ 38,303
Average tangible common stockholders' equity	1,145,938	1,138,955	1,133,480	1,089,538	1,005,567
Return on average tangible common stockholders' equity	14.78%	14.47%	13.77%	12.97%	15.11%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income	$ 42,699	$ 41,459	$ 38,491	$ 35,770	$ 38,925
Average tangible common stockholders' equity	1,145,938	1,138,955	1,133,480	1,089,538	1,005,567
Adjusted return on average tangible common stockholders' equity	14.78%	14.60%	13.77%	13.02%	15.36%
Tangible book value per share:					
Tangible common equity	$ 1,078,427	$ 1,106,165	$ 1,081,007	$ 1,067,386	$ 1,035,668
Common shares outstanding	44,674,518	45,191,493	45,442,851	45,545,928	45,859,977
Tangible book value per share	$ 24.14	$ 24.48	$ 23.79	$ 23.44	$ 22.58


Byline Bancorp, Inc.™